# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pure Cycle Corp, CIK 0000276720
CUSIP: 746228303
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG. 34, WATKINS, Colorado (CO), 80137
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001829240-25-000003
Filed by CIK 0001829240
Persons authorized to receive notices and communications: DANIEL J. ROLLER, MARAN CAPITAL MANAGEMENT, LLC, 201 Columbine St, Suite 300, Denver, Colorado (CO), 80206, (303) 800-7551

## Reporting persons
- Maran Capital Management, LLC (CIK 0001829240): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,549,000; sole dispositive power 0; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,549,000 (14.7% of the class)
- Maran Partners Fund, LP (CIK 0001655289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran Partners GP, LLC (CIK 0001829261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran SPV1 LP (CIK 0002089566): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Maran SPV GP, LLC (CIK 0001829571): type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Plaisance SPV I, LLC (CIK 0001791049): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (10.8% of the class)
- Daniel J. Roller (CIK 0001829268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,653; shared voting power 3,549,000; sole dispositive power 2,653; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,551,653 (14.7% of the class)
- Daniel R. Kozlowski (CIK 0001791057): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 351,210; shared voting power 0; sole dispositive power 351,210; shared dispositive power 0; aggregate amount beneficially owned 351,210 (1.5% of the class)
- Plaisance Capital LLC (CIK 0001761269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Name of issuer: Pure Cycle Corp
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG. 34, WATKINS, Colorado (CO), 80137
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned on November 19, 2025 ("the "Initial 13D" and as amended and supplemented through the date of this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 21, 2026, Daniel J. Roller resigned from his position as a member of the Board of Directors of the Issuer (the "Board").

On July 7, 2026, Daniel Kozlowski resigned from his position as a member of the Board.

Maran Capital Management intends to exercise its replacement rights for both Daniel J. Roller and Daniel Kozlowski as detailed in Item 1(a)(ii) of its Cooperation Agreement with the Issuer dated January 14, 2026.

## Signatures
- Maran Capital Management, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (07/09/2026)
- Maran Partners Fund, LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member, Maran Partners GP, LLC, its general partner (07/09/2026)
- Maran Partners GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (07/09/2026)
- Maran SPV1 LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (07/09/2026)
- Maran SPV GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (07/09/2026)
- Plaisance SPV I, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (07/09/2026)
- Daniel J. Roller: /s/ Daniel J. Roller, DANIEL J. ROLLER (07/09/2026)
- Daniel R. Kozlowski: /s/ Daniel Kozlowski, Daniel Kozlowski (07/09/2026)
- Plaisance Capital LLC: /s/ Daniel J. Roller, Daniel Roller, Managing Member (07/09/2026)